UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                        Gateway Data Sciences Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   367596 10 3
                       ----------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 367596 10 3                 13G                      Page 2 of 6 Pages
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1.       NAMES OF REPORTING PERSONS I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS
         (ENTITIES ONLY)
               Anderson Wells Company
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.       SEC USE ONLY

--------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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                              5.    SOLE VOTING POWER
      NUMBER OF                         -0-
       SHARES             ------------------------------------------------------
    BENEFICIALLY              6.    SHARED VOTING POWER
      OWNED BY                          756,553
        EACH              ------------------------------------------------------
      REPORTING               7.    SOLE DISPOSITIVE POWER
       PERSON                           -0-
        WITH              ------------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER
                                        756,553
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               756,553
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               23.8%
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12.      TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------

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CUSIP No. 367596 10 3                                          Page 3 of 6 Pages
---------------------                                          -----------------


Item 1.

         (a)      Name of Issuer - Gateway Data Sciences Corporation

         (b)      Address of Issuer's Principal Executive Offices
                           3410 E. University Drive, Suite 100
                           Phoenix, Arizona  85034

Item 2.

         (a)      Name of Person Filing - Anderson Wells Company

         (b)      Address of Principal Business Office or, if none, Residence
                           400 E. Van Buren Street, Suite 750
                           Phoenix, Arizona  85004

         (c)      Citizenship or Place of Organization - Delaware

         (d)      Title of Class of Securities - Common Stock

         (e)      CUSIP Number - 367596 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
         NOT APPLICABLE


         (a)      [ ]      Broker or Dealer  registered  under Section 15 of the
                           Act

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act

         (c)      [ ]      Insurance  Company as defined in section  3(a)(19) of
                           the Act

         (d)      [ ]      Investment  Company registered under section 8 of the
                           Investment Company Act

         (e)      [ ]      Investment  Adviser  registered  under section 203 of
                           the Investment Advisers Act of 1940

         (f)      [ ]      Employee Benefit Plan,  Pension Fund which is subject
                           to the provisions of the Employee  Retirement  Income
                           Security   Act  of  1974  or  Endowment   Fund;   see
                           ss.240.13d-1(b)(1)(ii)(F)

         (g)      [ ]      Parent   Holding   Company,    in   accordance   with
                           ss.240.13d-1(b)(ii)(G)

         (h)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

---------------------                                          -----------------
CUSIP No. 367596 10 3                                          Page 4 of 6 Pages
---------------------                                          -----------------


Item 4.  Ownership

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned - 756,553

         (b)      Percent of Class - 23.8%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote - -0-
                  (ii)     shared power to vote or to direct the vote - 756,553
                  (iii)    sole power to dispose or to direct the disposition of
                           - -0-
                  (iv) shared power to dispose or to direct the disposition of - 756,553

                           The  amount of  shares  of Common  Stock set forth in
                  Items 4(c)(ii) and 4(c)(iv) above includes 287,654 shares held by Sundance Venture Partners, L.P. ("SVP") and 223,427 shares issuable upon the exercise of warrants held by SVP. The reporting person manages SVP and is a 1% General Partner of SVP. The reporting person's wholly owned subsidiary, Sundance Capital Corporation ("SCC"), is a 99% Limited Partner of SVP.

                           The  amount of  shares  of Common  Stock set forth in
                  Items 4(c)(ii) and 4(c)(iv) above also includes 245,472 shares held by SCC. The reporting person owns 100% of the outstanding share capital of SCC.

                           The reporting person disclaims  beneficial  ownership
                  of all shares held by SVP and SCC except to the extent that its interest in such shares arises from its interest in each such entity.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Certain shares beneficially owned by the reporting person are held in the name of SVP and SCC. As a result, such entities have the right to receive dividends from their respective shares or proceeds from the sales of their respective shares. SVP and SCC each beneficially own more than 5% of the Common Stock of the Issuer. See response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  NOT APPLICABLE

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CUSIP No. 367596 10 3                                          Page 5 of 6 Pages
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Item 8.  Identification and Classification of Members of the Group

                  NOT APPLICABLE

Item 9.  Notice of Dissolution of Group

                  NOT APPLICABLE

Item 10. Certification

                  NOT APPLICABLE

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CUSIP No. 367596 10 3                                          Page 6 of 6 Pages
---------------------                                          -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               February 16, 1998
                       ----------------------------------
                                      Date

                            /s/ Gregory S. Anderson
                       ----------------------------------
                                    Signature

            Gregory S. Anderson, President of Anderson Wells Company
            --------------------------------------------------------
                                   Name/Title